SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated March 22, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                  Yes |X| No|_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Eiger Technology, Inc.


Date: March 22, 2000                      Mr. Gerry A. Racicot
                                          President

                     [LETTERHEAD OF EIGER TECHNOLOGY, INC.]

PRESS RELEASE
March 22, 2000
--------------------------------------------------------------------------------
                                     TSE:AXA
                                  OTC BB:ETIFF

                EIGER TECHNOLOGY ANNOUNCES $35 MILLION MP3 ORDERS

STRATFORD, ONTARIO, CANADA, MARCH 22, 2000 -- Eiger Technology, Inc. (Eiger) (TSE:AXA, OTC BB ETIFF), a leading computer and Internet peripherals manufacturer, announced today that its South Korean subsidiary, EigerNet Inc (EigerNet) (formerly Point Multimedia Systems, Inc.) has commitments from two large OEM customers for MP3 shipments amounting to $35,000,000 in calendar year 2000 commencing in May/June of this year.

The names of the customers cannot be revealed under the terms of the commitments. One is a large North American computer company and the other is a Korean conglomerate.

Gerry A. Racicot, President of Eiger, said "This commitment firms our budget goals for the year 2000 of $100 million in revenue and allows us to concentrate on taking the company to the next level. We are very pleased that the company has expanded its manufacturing base by over 300% of the 1999 capacity to permit us the aggressive growth necessary to be a major Internet market player in this rapidly changing and competitive area.

"During our visit to Korea last week, we were able to participate in the opening ceremonies of our new facility and appreciate the high level accomplishments of the Korean management."

Y.K. Kim, President of EigerNet, Inc., said "The base building of the previous two years has turned into the harvest of today through the hard work and determination of every member of the management and staff of the Korean and North American facilities. We must never forget that a brighter tomorrow is always the result of today's grit and determination."

Racicot concluded "Once again, Eiger is one step closer to accomplishing its goals of aggressive growth through profitable operations. It is this combination of growth through profitability that management is determined to differentiate Eiger in the face of the Internet frenzy which appears to be more focused on hype rather than on the substance of performance."

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

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